Eaton 1000 Eaton Boulevard Mail Stop 5T Cleveland, OH 44122 440-523-4336 rickfearon@eaton.com Richard H. Fearon Vice Chairman and Chief Financial and Planning Officer

January 10, 2019

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4631
Washington, D.C. 20549

Attention:    Cecilia Blye
    Chief Office of Global Security Risk

Re:      Eaton Corporation plc
Form 10-K for the Year Ended December 31, 2017
Filed February 28, 2018
File No. 0-54863

Dear Ms. Blye:

Set forth below are the responses of Eaton Corporation plc (the “Company” or “Eaton”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated December 20, 2018, relating to the Company’s Form 10-K for the year ended December 31, 2017. For your convenience, we have recited the Staff’s comments in italicized, bold type and have followed each comment with our response.

General

1.
In your letter to us dated January 22, 2016, you discussed contacts with Syria. The EMEA Electrical Sales Representatives section of Cooper Industries’ website provides contact information for Syria, and the Sales Contacts-Africa, Middle East & Central Asia section of your website provides contact information in Morocco for Sudan. As you know, Syria and Sudan are designated by the State Department as state sponsors of terrorism and are subject to U.S. sanctions and/or export controls. Your Form 10-K does not provide disclosure about those countries. Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria since the 2016 letter, and with Sudan, including with their governments, whether through subsidiaries, distributors, resellers, affiliates, or other direct or indirect arrangements. In this regard, we note that your joint venture partner Cummins discussed contacts with Syria and Sudan in correspondence submitted to us in May, and your customer Emirates flies to Sudan.

January 10, 2019

Since our January 22, 2016 submission, Eaton has made no sales to customers in Syria.

Since our January 22, 2016 submission, Eaton has also made no sales to customers in Sudan. However, in October 2017, OFAC lifted the comprehensive economic sanctions program that previously prohibited the engagement of U.S.-based companies with most Sudanese parties. Compliant with this new regulation, in November of 2018, a non-US subsidiary of Eaton sold emergency lighting equipment to a private U.K. company, which we understand then sold the equipment to a private company in Sudan for installation into a Sudanese shopping mall. The proceeds of the sale were approximately €131,000.

Eaton complies strictly with applicable export control laws. The Company’s Global Trade Management (“GTM”) organization oversees screening of Eaton’s suppliers and customers. As previously disclosed, GTM maintains policies and procedures to ensure compliance, and provides training on U.S. sanctions throughout the world. Eaton’s policy for future sales is to be in full compliance with all applicable law.

Generally, Eaton is not aware of the identity of customers downstream from our immediate customers. It is common for Eaton products to be incorporated into other products, such as aircraft, cars, trucks, construction equipment, or industrial machinery. Users who are located outside of the U.S. and who incorporate Eaton products into their equipment, such as Emirates, could provide products or services to customers in U.S. embargoed countries without Eaton’s knowledge of specific transactions.

2.
Please also discuss the materiality of any contacts with Syria and Sudan, in quantitative terms and in terms of qualitative factors that a reasonable investor would deem important in making an investment decision. Tell us the approximate dollar amounts of any revenues, assets and liabilities associated with Syria and Sudan for the last three fiscal years and the subsequent interim period. Please address the potential impact of the investor sentiment evidenced by divestment and similar initiatives that have been directed toward companies that have operations associated with state sponsors of terrorism. For example, the State of Michigan Retirement Systems’ website reports that it divested from Eaton Corp. plc on July 18, 2017 because of business operations in Iran, a country also designated as a state sponsor of terrorism. Finally, tell us whether any contacts involve dual use products and, if so, the nature of the dual uses.

For each of the last three fiscal years and the subsequent interim period, Eaton has had no assets, liabilities or revenues associated with Syria or Sudan except for the fourth quarter 2018 €131,000 sale of emergency lighting made by a U.K. customer of Eaton, as described above. This indirect sale, which did not involve any dual use technology or products, was made in full compliance with U.S. law, and the amount of the sale was immaterial to Eaton’s results. Accordingly, we believe the indirect sale poses no investment risk to our security holders. In making this determination, we have considered the quantitative and qualitative factors that a reasonable investor would find important in making an investment decision, including the potential impact on Eaton’s reputation.

* * * * *

January 10, 2019

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company requests that the Staff contact the undersigned at 440-523-4336 with any questions or comments regarding this letter. Thank you for your assistance.

Sincerely,

/s/ Richard H. Fearon

Richard H. Fearon
Principal Financial Officer